OMB APPROVAL
UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB Number:3235-0145 Expires:February 28, 2009 Estimated average burden hours per response10.4

SCHEDULE 13G Under the Securities Exchange Act of 1934 (Amendment No. 2)*
Iridex Corporation
(Name of Issuer) Common Stock
(Title of Class of Securities) 462684101
(CUSIP Number) December 31, 2007
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 462684101	13G

1	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (ENTITIES ONLY).

Black River Asset Management LLC Tax ID #41-2066451
2	Check the Appropriate Box if Member of a Group (See Instructions)
(a) ☐
(b) ☐
3	SEC Use Only

4	Citizenship or Place of Organization

State of Delaware
	5	Sole Voting Power

		685,300
Number of	6	Shared Voting Power
Shares
Beneficially		0
Owned by	7	Sole Dispositive Power
Each Reporting
Person With		685,300
	8	Shared Dispositive Power

		0
9	Aggregate Amount Beneficially Owned by Each Reporting Person

685,300
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

Not applicable.
11	Percent of Class Represented by Amount in Row (9)

7.8%
12	Type of Reporting Person (See Instructions)

IA

CUSIP No. 462684101	13G

1	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (ENTITIES ONLY).

Black River Long/Short Fund Ltd. Tax ID #98-0475958
2	Check the Appropriate Box if Member of a Group (See Instructions)
(a) ☒
(b) ☐
3	SEC Use Only

4	Citizenship or Place of Organization

Cayman Islands
	5	Sole Voting Power

		571,600
Number of	6	Shared Voting Power
Shares
Beneficially		0
Owned by	7	Sole Dispositive Power
Each Reporting
Person With		571,600
	8	Shared Dispositive Power

		0
9	Aggregate Amount Beneficially Owned by Each Reporting Person

571,600
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

Not applicable.
11	Percent of Class Represented by Amount in Row (9)

6.5%
12	Type of Reporting Person (See Instructions)

OO

CUSIP No. 462684101	13G

1	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (ENTITIES ONLY).

Black River Long/Short Opportunity Fund LLC Tax ID #30-0330292
2	Check the Appropriate Box if Member of a Group (See Instructions)
(a) ☒
(b) ☐
3	SEC Use Only

4	Citizenship or Place of Organization

Delaware
	5	Sole Voting Power

		113,700
Number of	6	Shared Voting Power
Shares
Beneficially		0
Owned by	7	Sole Dispositive Power
Each Reporting
Person With		113,700
	8	Shared Dispositive Power

		0
9	Aggregate Amount Beneficially Owned by Each Reporting Person

113,700
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

Not applicable.
11	Percent of Class Represented by Amount in Row (9)

1.3%
12	Type of Reporting Person (See Instructions)

OO

Item 1.
(a) Name of Issuer
Iridex Corporation

(b)	Address of Issuer's Principal Executive Offices
1212 Terra Bella Avenue
Mountain View, CA 94043-1824
Item 2.
(a) Name of Person Filing

This statement is filed by: (i) Black River Asset Management LLC (“Black River”) with respect to shares of common stock of the Issuer (“Shares”) owned by Black River Long/Short Fund Ltd. (“Long/Short Fund”) and Black River Long/Short Opportunity Fund LLC (“Long/Short Opportunity Fund”); and (ii) the Long/Short Fund with respect to Shares owned by it; and Long/Short Opportunity Fund with respect to Shares owned by it.

(b) Address of Principal Business Office or, if none, Residence

Business office of Black River and Long/Short Opportunity Fund
12700 Whitewater Drive
Minnetonka, MN 55343

The address of the principal business office of Long/Short Fund
P.O. Box 309GT
Ugland House South Church Street
George Town, Grand Cayman Cayman Islands

(c) Citizenship

Black River and the Long/Short Opportunity Fund are Delaware limited liability companies.
Long/Short Fund is a Cayman Islands exempted company.

(d) Title of Class of Securities

Common Stock

(e) CUSIP Number

462684101
Item 3. If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a) ☐ Broker or dealer registered under section 15 of the Act.

(b) ☐ Bank as defined in section 3(a)(6) of the Act.

(c) ☐ Insurance company as defined in section 3(a)(19) of the Act.

(d) ☐ Investment company registered under section 8 of the Investment Company Act of 1940.

(e) ☒ An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E).

(f)	☐	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F).

(g) ☐ A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G).

(h) ☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

(i) ☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the
Investment Company Act of 1940.

(j) ☐ Group, in accordance with § 240.13d-1(b)(1)(ii)(J).

Item 4. Ownership

The percentages used herein are calculated based upon the Shares issued and outstanding as of November 6, 2007, as reported on the Issuer’s quarterly report on Form 10-Q filed for the quarterly period ending September 29, 2007.

1. Black River Asset Management LLC (“Black River”)
(a) Amount beneficially owned: 685,300
(b) Percent of class: 7.8%
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote: 685,300
(ii) Shared power to vote or to direct the vote: 0
(iii) Sole power to dispose or to direct the disposition of: 685,300
(iv) Shared power to dispose or to direct the disposition of: 0

2. Black River Long/Short Fund Ltd. (“Long/Short Fund”)
(a) Amount beneficially owned: 571,600
(b) Percent of class: 6.5%
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote: 571,600
(ii) Shared power to vote or to direct the vote: 0
(iii) Sole power to dispose or to direct the disposition of: 571,600
(iv) Shared power to dispose or to direct the disposition of: 0

3. Black River Long/Short Opportunity Fund LLC (“Long/Short Opportunity Fund”)
(a) Amount beneficially owned: 113,700
(b) Percent of class: 1.3%
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote: 113,700
(ii) Shared power to vote or to direct the vote: 0
(iii) Sole power to dispose or to direct the disposition of: 113,700
(iv) Shared power to dispose or to direct the disposition of: 0

Black River does not own any Shares or securities convertible into Shares. Pursuant to an investment advisory agreement, Black River has investment and voting power with respect to the securities held by the Long/Short Fund and Long/Short Opportunity Fund.

Instruction. For computations regarding securities which represent a right to acquire an underlying security see§240.13d-3(d)(1).

Item 5. Ownership of Five Percent or Less of a Class
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐

Instruction. Dissolution of a group requires a response to this item.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not applicable.

Item 8. Identification and Classification of Members of the Group

Not applicable.

Item 9. Notice of Dissolution of Group

Not applicable.

Item 10. Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
February 14, 2008
Date /s/ Robert S. Goedken
Signature Black River Asset Management LLC Robert S. Goedken, Chief Legal Officer
Name/Title

February 14, 2008
Date /s/ Robert S. Goedken
Signature Black River Long/Short Fund Ltd. By: Black River Asset Management LLC, Its Investment Adviser Robert S. Goedken, Chief Legal Officer
Name/Title

February 14, 2008
Date /s/ Robert S. Goedken
Signature Black River Long/Short Opportunity Fund LLC By: Black River Asset Management LLC, Its Investment Adviser Robert S. Goedken, Chief Legal Officer
Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See§ 240.13d-7 for other parties for whom copies are to be sent.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)